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                                                                    EXHIBIT 99.1

         REDIFF.COM REPORTS 31% REVENUE GROWTH AND 24% DECREASE IN LOSS
                      PER ADS FOR THE THIRD FISCAL QUARTER

MUMBAI, INDIA, JANUARY 17, 2001-- Rediff.com India Limited (Nasdaq: REDF), one of India's leading Internet portals focusing on India and the global Indian community, today announced its financial results for the quarter ended December 31, 2000.

                                   HIGHLIGHTS

o Net revenues increased by 31 percent to US$1.75 million compared to quarter ended September 30, 2000.

o    Gross margins maintained at 65 percent.

o    Loss per ADS decreased by 24 percent over previous quarter to US$0.062.

o Rediffmail subscribers increased 94 percent to record 4.08 million as of December 31, 2000.

o Page views for quarter ended December 31, 2000 was 670 million, an increase of 69 percent over last quarter.

o Rediff.com signed multiple agreements with leading national and international brands, such as Compaq, Bharat Petroleum, Aptech, and HMV to sell their products and services at the Rediff.com Marketplace platform.

o Rediff.com launched its news content and community services for Palm users worldwide.

o Rediff.com launched its U.S. operations, with a dedicated management team, by entering into an agreement to acquire U.S.-based portal, ThinkIndia.com, Inc.

"It is a pleasure to report that despite volatile market conditions, the Company continues to execute its business plan across all the key operating and financial metrics of the business. The robust growth in our traffic reinforces our leadership position as the preferred portal among Indians in India and worldwide," said Ajit Balakrishnan, Chairman and Chief Executive Officer, Rediff.com India Limited.

"Strong revenue growth, healthy gross margins and a further reduction in loss per share, validate our commitment to reach profitability in a measured time frame," concluded Ajit Balakrishnan.

FINANCIAL RESULTS

Rediff.com net revenues for the quarter ended December 2000 increased to US$
1.75 million, representing an increase of 31 percent over the quarter ended September 30, 2000 and an increase of 372 percent over the corresponding quarter of 1999. Advertising revenues contributed 90.6 percent of total net revenues with an average effective CPM of US$16.

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Rediff.com Marketplace revenues accounted for 9.4 percent of net revenues, an increase from 7 percent of net revenues in the previous quarter. In absolute terms, Marketplace revenues grew by 73 percent over the previous quarter ended September 30, 2000.

Page views for the month of December were 258 million, representing a growth of 63 percent over September 2000. Page views increased to a record 670 million for the quarter ended December 2000, a 69 percent increase over last quarter and a 520 percent increase over the same quarter in 1999. Registered e-mail users grew to 4.08 million, representing a 94 percent increase from the previous quarter. This growth was achieved primarily on strong brand values and product features coupled with the ability to scale technology quickly and efficiently.

Net revenues per 1,000 page views were US$2.62.

Gross margins were maintained at 65 percent. Total operating expenses including Sales & Marketing, Product Development, General & Administrative were lower than previous quarter levels, at US$3.52 million, after accounting for U.S. integration costs.

Net loss per ADS (after interest income but before foreign exchange gains) decreased 24 percent to US$0.062 from US$0.082 in the previous quarter.

After accounting for foreign exchange gains and providing for taxation, net loss stood at US$0.82 million for the quarter ended December 31, 2000 compared to $2.59 million for the same quarter last year.

ADDITIONAL HIGHLIGHTS

Rediff.com USA

Rediff.com launched its US operations with a dedicated management team by entering into an agreement to acquire ThinkIndia.com, a privately held U.S.-based portal focusing on Indians in the United States. In keeping with the Company's vision to provide culturally relevant content and services to its users worldwide, the US edition of the site was re-launched by customizing the content and product offerings for the Indian community in the United States.

New Product launches and Re-launches

In December, Rediff.com re-launched it's site, integrating a simpler navigation process in addition to updating the look of the site, in an effort to increase the value of its service offerings to its users. Rediff.com remains focused on evolving its various products and services, per consumer needs.

Rediff.com enhanced the features of two of its most popular services: Rediff Search and Rediffmail. Rediffmail can now be accessed through WAP enabled cellular phones and be mailed in eleven different regional languages. Rediff.com launched its news service and community offerings to Palm users worldwide. During the year, Rediff.com had increased the distribution network of its news content, product and service offerings by partnering with multiple ISPs and leading cellular operators across the country. The Company continues to

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strengthen the relationship with each one of its partners by providing additional services to their subscriber base.

Rediff.com Marketplace

Rediff.com continued to extend its strategy to help global as well as national Indian brands sell their products and services online at the Rediff.com marketplace by signing multiple agreements with leading international computer company Compaq and a host of national brands, such as Aptech, HamaraCD and Bharat Petroleum.

Strategic Alliances

Rediff.com entered into a strategic partnership with PlanetSaffron.com, to provide content and services to its users in the categories of traditional Indian healing therapies, yoga, art and fashion. This is consistent with the Company's strategy to partner with specialized companies providing interest specific content and services.

ABOUT REDIFF.COM

Founded in 1996, Rediff.com India Limited is one of the leading Internet portals focusing on India and the global Indian community. Currently, Rediff.com's web site consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users. The company also has a U.S. edition of its site, with content relevant to the Indian community in the United States.

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with consumer transactions, widespread adoption of the internet, as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.


Company Contact:                    Investor Relations Contact:
Debasis Ghosh                       Sandra Moreno
Rediff.com India Limited            Thomson Financial/Carson
debasisg@rediff.co.in               Sandra.moreno@tfn.com
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+91-22-444-9144                     +1-212-701-1867

                               -tables to follow-

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                              SUMMARY OF OPERATIONS
                                  (US$ MILLION)

--------------------------------------------------------------------------------
                                                      QUARTER ENDED
                                             DEC-00      SEP-00      DEC-99
--------------------------------------------------------------------------------
NET REVENUE                                   1.75         1.34       0.37

Gross Margin                                  1.14         0.87       0.23
GROSS MARGIN %                                  65%          65%        61%


Selling & Marketing                          (1.82)       (2.32)     (2.18)

Product Development                          (0.78)       (0.52)     (0.21)

General & administrative                     (0.91)       (0.83)     (0.37)

TOTAL OPERATING EXPENSES                     (3.52)       (3.68)     (2.76)

EBITDA                                       (2.38)       (2.80)     (2.53)

Depreciation/Amortization                    (0.26)       (0.25)     (0.06)

EBIT                                         (2.64)       (3.05)     (2.59)

Interest Income                               1.06         0.95       0.00

EBT                                          (1.58)       (2.09)     (2.59)

Foreign Exchange Gain                         0.77         1.99       0.00

PBT                                          (0.81)       (0.10)     (2.59)
Tax                                          (0.01)       (0.01)      0.00
--------------------------------------------------------------------------------

PAT                                          (0.82)       (0.11)     (2.59)
--------------------------------------------------------------------------------

         EBIT PER ADS                       (0.103)      (0.119)

          EBT PER ADS                       (0.062)      (0.082)

--------------------------------------------------------------------------------

NOTE:

The above net revenues have been restated for the prior periods as applicable. The new Rediff.com Marketplace is a low touch model where the Company assumes no inventory risk. Consistent with this model we have disclosed Marketplace revenues on a net basis, i.e. net of cost of goods sold.

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